UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan: Humana Retirement Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Retirement Savings Plan
Index
December 31, 2013 and 2012

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2013 and 2012	3

Statements of Changes in Net Assets Available for Benefits,
for the years ended December 31, 2013 and 2012	4

Notes to Financial Statements	5–17

Supplemental Schedule

Schedule of Assets (Held at End of Year), December 31, 2013	19

Signatures	20

Exhibit Index	21

Note:  Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Humana Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 27, 2014

PricewaterhouseCoopers LLP, 500 West Main Street, Ste. 1800, Louisville, KY  40202-2941
T: (502) 589 6100, F: (502) 585 7875, www.pwc.com/us

Humana Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets

Investments, at fair value	$2,705,629,263	$2,089,592,810
Employer contributions receivable	4,909,140	4,960,268
Participant contributions receivable Notes receivable from participants	160,833 79,794,696	181,029 65,678,336
Accrued interest and dividends	31,829	16,994

Total assets	2,790,525,761	2,160,429,437

Liabilities

Accrued expenses	551,120	614,689

Total liabilities	551,120	614,689

Net assets reflecting investments at fair value	2,789,974,641	2,159,814,748

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(5,372,058)	(13,215,538)

Net assets available for benefits	$2,784,602,583	$2,146,599,210

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$491,128,085	$122,243,894
Interest and dividend income	24,406,829	19,728,489
Total investment income	515,534,914	141,972,383

Contributions:
Participant	171,818,590	153,747,039
Employer (net of forfeitures)	137,707,322	126,109,575
Total contributions	309,525,912	279,856,614

Interest on notes receivable from participants	2,774,638	2,251,400
Total additions	827,835,464	424,080,397

Deductions from net assets attributed to:
Benefits paid to participants	186,774,595	153,018,389
Administrative expenses	3,057,496	2,502,087

Total deductions	189,832,091	155,520,476

Net increase	638,003,373	268,559,921

Net assets available for benefits:
Beginning of year	2,146,599,210	1,878,039,289

End of year	$2,784,602,583	$2,146,599,210

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Humana Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a Safe Harbor Plan. The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).

Participant Accounts

Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions

Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Internal Revenue Code of 1986, as amended (“IRC”). For the plan year ended December 31, 2013, the Plan maintained various accounts including the Pre-tax Savings Account, the After Tax Account, the Company Matching Account, the Roth Contribution Account, the Retirement Account, and the Rollover Account, each as described below. A Participant’s Roth contributions, discussed below, when combined with their Pre-tax contributions and After-tax contributions, may not exceed 37% of their compensation. A Participant’s combined Pre-tax and Roth contributions may not exceed the IRC limitation in effect for the calendar year, which was $17,500 for 2013 and $17,000 for 2012.

Pre-tax Savings Account

Eligible employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's annual pre-tax compensation. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 8%. Prior to January 1, 2013, the maximum increase was to 6%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.

Participants who are age 50 or older and contribute the maximum federal limit or maximum Plan limit may elect to contribute an additional amount, a “catch-up” contribution, up to $5,500 in 2013 and 2012, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Company Matching Account

The Company matches 125% of a Participant’s eligible pre-tax, Roth (discussed below) and catch-up contributions that combined do not exceed 6% of their eligible compensation. After-tax, Rollover, Roth Rollover and Roth Conversion contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections.

After Tax Account

Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant's annual compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.

Roth Contribution Account

Participants may elect to contribute to a Roth Contribution Account. A Participant may elect to contribute between 0% and 35% of their compensation to the Roth Account. This account is credited with amounts from a Participant’s compensation that they have elected to contribute to the Plan after paying income taxes, including catch-up contributions that are designated as Roth contributions. A participant will pay income taxes on their Roth contribution before they are contributed to the Plan, but while they remain in the Plan, Roth contributions grow tax free, and may be distributed from the Plan tax free under certain circumstances. Federal law imposes a 5-taxable-year period holding requirement for Roth contributions before they may be eligible for tax-free distribution from the Plan.

Retirement Account

Effective January 1, 2011, contributions to the Retirement Account were eliminated and replaced with increased Company matching contributions for plan years beginning after the plan year ended December 31, 2010.  Participants who were eligible for a Retirement Account contribution for the 2010 plan year received their final contribution in March 2011.

Rollover Account

The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.

Investment Options

In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.

Participant investment options consist of the Schwab Personal Choice Retirement Account (“PCRA”) and certain investment funds including mutual funds with registered investment companies and common/collective trust/separate accounts. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. In-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.

The Plan designates the Humana Unitized Stock Fund investment option as an employee stock ownership plan (“ESOP”).  The ESOP component of the Plan allows dividends paid on Humana common stock held in the fund to be passed through to Participants.  Participants may elect to have the dividends passed through quarterly and paid to them or to have the dividends reinvested in the Humana Unitized Stock Fund.  If a Participant fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Humana Unitized Stock Fund are allocated proportionately to Participants on the basis of each Participant’s investment in the fund and used to purchase additional units in the Humana Unitized Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.

Vesting

Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable. The Retirement Account contributions are fully vested and non-forfeitable immediately.

Forfeitures

The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2013 and 2012, forfeited nonvested accounts used to reduce employer contributions totalled $4,479,085 and $3,603,121, respectively. At December 31, 2013 and 2012, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $29,666 and $61,501, respectively.

Benefit Payments and Withdrawals

Withdrawals at Termination

Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.

In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.

Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.

In Service Withdrawals

59 ½ Withdrawals

Participants who are 59 ½ or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.

Rollover Withdrawals

Generally, a Participant may make a withdrawal from rollover contributions at any time.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

After Tax Account Withdrawals

Generally, a Participant may make a withdrawal from the After Tax account at any time. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals.

Participant Loans

Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.  Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at fair value and include an additional line item showing the adjustment of fully benefit-responsive investment contracts of the Stable Value Fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust; however, the underlying investments are measured at fair value based on quoted prices or other observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined  using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.

The Plan's investments are recorded at fair value. Investments in mutual funds of registered investment companies and common stock are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund. The fair value of wrap contracts associated with the Stable Value Fund is determined based on the change in the present value of the contracts’ replacement cost.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan from Plan assets and allocated to the Participants' accounts.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.         STABLE VALUE FUND

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a separate account, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs.  In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates.  Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrapper provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrapper provider may vary based on the terms of the wrapper contract.

The key factors that influence future interest crediting rates include:

· The level of market interest rates;

· The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund;

· The investment returns generated by the fixed income investments that back the wrapper contract;

· The duration of the underlying fixed income investments backing the wrapper contract.

Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract's interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. The resulting difference in the fair value of the underlying investments relative to the contract value is represented on the Plan's Statements of Net Assets Available for Benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 1.1% for 2013 and 0.7% for 2012. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

The average yield credited to Participants in the Stable Value Fund was 1.6% for 2013 and 2.1% for 2012. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco National Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA. At December 31, 2012, the Plan had an approximate 99% interest and the Humana Puerto Rico Retirement Savings Plan had an approximate 1% interest in the Stable Value Fund.  Effective July 1, 2013, the Stable Value Fund was no longer available as an investment option within the Humana Puerto Rico Retirement Savings Plan.

The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2013 and 2012, respectively, was as follows:

2013	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – ING Life and Annuity wrap contract	A-/A3	$27,892,226	$—	$(470,028)	$27,422,198

IGT PIMCO AAA or Better Intermediate Fund – Prudential Insurance Company wrap contract	AA-/A1	61,669,277	—	(816,368)	60,852,909

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	65,703,561	95,183	(1,532,304)	64,266,440

IGT Invesco Short-term Bond Fund – RGA Capital Markets wrap contract	AA-/A1	62,691,035	—	(1,578,287)	61,112,748

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	A+/A1	10,971,603	—	(107,749)	10,863,854

IGT Invesco Short-term Bond Fund – ING Life and Annuity wrap contract	A-/A3	34,481,424	—	(867,322)	33,614,102

Total Synthetic Guaranteed Investment Contracts		263,409,126	95,183	(5,372,058)	258,132,251

Short-term Investments:
State Street Global Advisors Government Money Market Fund		16,703,889	—	—	16,703,889
Total		$280,113,015	$95,183	$(5,372,058)	$274,836,140

2012	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A/A3	$38,081,181	$46,804	$(2,269,862)	$35,858,123

IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	A+/Aa3	43,817,523	58,835	(3,428,805)	40,447,553

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	66,511,928	91,414	(3,309,743)	63,293,599

IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A/A2	49,168,162	—	(1,788,203)	47,379,959

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	A+/A1	11,035,240	—	(321,475)	10,713,765

IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	58,049,451	—	(2,097,450)	55,952,001

Total Synthetic Guaranteed Investment Contracts		266,663,485	197,053	(13,215,538)	253,645,000

Short-term Investments:
State Street Global Advisors Government Money Market Fund		20,254,508	—	—	20,254,508
Total		$286,917,993	$197,053	$(13,215,538)	$273,899,508

4.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2013 and 2012. Investments that individually represent 5% or more of the Plan's net assets available for benefits have been separately identified.

	2013	2012

Humana Unitized Stock Fund	$310,983,343	$233,357,409
Stable Value Fund	280,208,198	287,115,046
EB Daily Broad Market Stock Index	256,409,476	177,360,292
Artisan International Growth Trust	230,667,285	167,279,626
Pimco Total Return Fund	223,429,429	225,001,131
Schwab Institutional Large Cap Value Trust Fund	217,665,043	150,272,757
Schwab Managed Retirement Trust 2040 Fund Class IV	188,293,176	133,444,203
EB Daily Liquidity Small Cap Stock Index	166,585,124	123,203,396
Schwab Managed Retirement Trust 2030 Fund Class IV	163,476,490	116,651,908
JP Morgan Chase Bank Large Cap Growth Fund	156,342,195	*
Neuberger Berman Large Cap Disciplined Growth Fund
Class C	*	110,160,133
Prudential Jennison Small Company Z	*	105,667,429
Other investments (individually
less than 5% of Plan assets)	511,569,504	260,079,480
	$2,705,629,263	$2,089,592,810
* Current or prior year amounts were less than 5% of the Plan’s net assets available for benefits

During the years ended December 31, 2013 and 2012, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$15,211,307	$17,965,591
Common/collective trust funds	358,348,052	166,735,217
Humana Unitized Stock Fund	109,555,245	(65,770,069)
Personal Choice Retirement Account	8,013,481	3,313,155
Net appreciation in fair value of investments	$491,128,085	$122,243,894

The total appreciation (depreciation) in 2013 of $8,013,481 within the Personal Choice Retirement Account is comprised of $1,577,267 for mutual funds, $5,581,213 for common stock, $505,094 for common/collective trust funds and $349,907 for other.  Total appreciation (depreciation) in 2012 of $3,313,155 is comprised of $1,273,377 for mutual funds, $1,766,012 for common stock, $74,377 for common/collective trust funds and $199,389 for other.

The following tables summarize the fair value of the Plan’s investments at December 31, 2013 and 2012, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Mutual funds:
Fixed income funds	$223,429,429	223,429,429	—	—
Growth funds	134,972,948	134,972,948	—	—
Value funds	24,512,566	24,512,566	—	—
Total mutual funds	382,914,943	382,914,943	—	—
Common/collective trust funds:
Target date funds	616,512,725	—	616,512,725	—
Index funds	422,994,600	—	422,994,600	—
Growth funds	387,009,480	—	387,009,480	—
Value funds	217,665,043	—	217,665,043	—
Total common/collective trust funds	1,644,181,848		1,644,181,848
Stable Value Fund	280,208,198	—	280,113,015	95,183
Humana Unitized Stock Fund:
Humana common stock	305,100,100	305,100,100	—	—
Money market fund	5,883,243	—	5,883,243	—
Total Humana Unitized Stock Fund	310,983,343	305,100,100	5,883,243	—
Personal Choice Retirement Account:
Money market funds	17,143,876	17,143,876	—	—
Mutual funds	21,753,063	21,753,063	—	—
Common stock	33,998,185	33,998,185	—	—
Common/collective trust funds	13,453,818	—	13,453,818	—
Other	991,989	—	991,989	—
Total Personal Choice Retirement	87,340,931	72,895,124	14,445,807	—
Total investments	$2,705,629,263	760,910,167	1,944,623,913	95,183

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012
Mutual funds:
Fixed income funds	$225,001,131	225,001,131	—	—
Growth funds	105,667,429	105,667,429	—	—
Total mutual funds	330,668,560	330,668,560	—	—
Common/collective trust funds:
Target date funds	439,933,968	—	439,933,968	—
Index funds	300,563,688	—	300,563,688	—
Growth funds	277,439,759	—	277,439,759	—
Value funds	150,272,757	—	150,272,757	—
Total common/collective trust funds	1,168,210,172		1,168,210,172
Stable Value Fund	287,115,046	—	286,917,993	197,053
Humana Unitized Stock Fund:
Humana common stock	231,171,009	231,171,009	—	—
Money market fund	2,186,400	—	2,186,400	—
Total Humana Unitized Stock Fund	233,357,409	231,171,009	2,186,400	—
Personal Choice Retirement Account:
Money market funds	16,120,409	16,120,409	—	—
Mutual funds	18,095,689	18,095,689	—	—
Common stock	27,444,549	27,444,549	—	—
Common/collective trust funds	7,663,737	—	7,663,737	—
Other	917,239	—	917,239	—
Total Personal Choice Retirement	70,241,623	61,660,647	8,580,976	—
Total investments	$2,089,592,810	623,500,216	1,465,895,541	197,053

The classification of common stock held within the Humana Unitized Stock Fund at December 31, 2012 has been revised from Level 2 to Level 1.  Additional detail was also provided for the underlying investments within the Personal Choice Retirement Account investment option.  The classification of common/collective trust funds and other investments within the Personal Choice Retirement Account investment option were revised from Level 1 to Level 2.  These revisions had no impact on net assets available for benefits.  There were no other material transfers between Level 1 and 2 during 2013 or 2012.

During the year ended December 31, 2013 and 2012, respectively, the changes in the fair value of the Plan’s investments measured using significant unobservable inputs (Level 3) were comprised of the following:

	Stable Value Fund (1)
	2013	2012

Beginning balance at January 1	$197,053	$368,708
Change in unrealized appreciation	(101,870)	(171,655)
Balance at December 31	$95,183	$197,053

(1) Represents the Plan’s proportionate interest in the Stable Value Fund’s wrap contracts.

5.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined, and informed the Company by a letter dated July 15, 2010, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. The Plan has filed for a new determination letter but has not yet received a response.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2010. The Plan is currently under examination by the Department of Labor. Final results of the examination are not yet available.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trust funds managed by an affiliate of the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

For the year ended December 31, 2013, 1,775,778 units of the Humana Unitized Stock Fund were purchased for $53,091,422 and 2,765,204 units of the Humana Unitized Stock Fund were sold for $85,305,864. For the year ended December 31, 2012, 2,396,841 units of the Humana Unitized Stock Fund were purchased for $68,330,746 and 3,128,310 units of the Humana Unitized Stock Fund were sold for $89,569,442.  At December 31, 2013 and 2012, the fair value of the Humana Unitized Stock Fund was $310,983,343 and $233,357,409, respectively, which represented 11.5% and 11.2%, respectively, of the fair value of all investments held by the Plan.

The Company has authorized Evercore Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Evercore Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Evercore Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.

7.            RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, as discussed in Note 4. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$2,784,602,583	$2,146,599,210
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	5,372,058	13,215,538
Net assets available for benefits per the Form 5500	$2,789,974,641	$2,159,814,748

The following is a reconciliation of the net change in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500:

December 31, 2013

Net increase in net assets available for benefits per the financial statements	$638,003,373
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(7,843,480)
Net increase in net assets available for benefits per the Form 5500	$630,159,893

Humana Retirement Savings Plan
Plan #002  EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	Fair Value

	REGISTERED INVESTMENT COMPANY (MUTUAL FUNDS):
	Pimco Total Return Fund	Mutual fund	—	$223,429,429
	Prudential Jennison Small Company Z	Mutual fund	—	134,972,948
	Delaware Small Cap Value Fund I	Mutual fund	—	24,512,566
	Total Mutual Funds	Mutual fund	—	382,914,943

	COMMON/COLLECTIVE TRUSTS/SEPARATE ACCOUNTS:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	305,100,100
	State Street Global Advisors Government Money Market Fund	Money Market Fund	—	5,883,243
	Total Humana Unitized Stock Fund		—	310,983,343
	EB Daily Broad Market Stock Index	Common/Collective Trust	—	256,409,476
	Artisan International Growth Trust	Common/Collective Trust	—	230,667,285
*	Schwab Institutional Large Cap Value Trust Fund	Common/Collective Trust	—	217,665,043
	EB Daily Liquidity Small Cap Stock Index	Common/Collective Trust	—	166,585,124
	JP Morgan Chase Bank Large Cap Growth Fund	Common/Collective Trust	—	156,342,195
*	Schwab Managed Retirement Trust 2010 Fund Class IV	Common/Collective Trust	—	31,134,397
*	Schwab Managed Retirement Trust 2020 Fund Class IV	Common/Collective Trust	—	125,061,394
*	Schwab Managed Retirement Trust 2030 Fund Class IV	Common/Collective Trust	—	163,476,490
*	Schwab Managed Retirement Trust 2040 Fund Class IV	Common/Collective Trust	—	188,293,176
*	Schwab Managed Retirement Trust 2050 Fund Class IV	Common/Collective Trust	—	100,693,970
*	Schwab Managed Retirement Trust Income Fund Class IV	Common/Collective Trust	—	7,853,298
	Stable Value Fund:		—
	IGT Invesco Intermediate Government Fund	Common/Collective Trust	—	27,892,226
	ING Life and Annuity Synthetic GIC Wrap Contract #60398-B	Insurance Contract	—	—
			—
	IGT PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	—	61,669,277
	Prudential Insurance Company Synthetic GIC Wrap Contract #G- 26956.01.0001	Insurance Contract	—	—
			—
	IGT WAM AAA or Better Intermediate Fund	Common/Collective Trust	—	65,703,561
	Monumental Insurance Company Synthetic GIC Wrap Contract #MDA- 00640TR	Insurance Contract	—	95,183
			—
	IGT Invesco Short-term Bond Fund	Common/Collective Trust	—	62,691,035
	RGA Synthetic GIC Wrap Contract #RGA00029	Insurance Contract	—	—
			—
	IGT Invesco Short-term Bond Fund	Common/Collective Trust	—	10,971,603
	Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	Insurance Contract	—	—
			—
	IGT Invesco Short-term Bond Fund	Common/Collective Trust	—	34,481,424
	ING Life and Annuity Synthetic GIC Wrap Contract #60398-A	Insurance Contract	—	—
			—
	Short-term Investment Fund State Street Global Advisors Contract #CSCI	Money Market Fund	—	16,703,889
	Total Stable Value Fund		—	280,208,198
	Total Common/Collective Trusts/Separate Accounts		—	2,235,373,389

	OTHER INVESTMENTS:
*	Personal Choice Retirement Account – Self-directed Brokerage Account	Brokerage accounts	—	87,340,931
*	Notes Receivable from Participants, Interest Rate: 3.25%-9.25%, with Maturity Dates: 2014-2034	Participant loans	—	79,794,696
	Total		$—	$2,785,423,959
  *Party-in-interest to the Plan.
**Historical cost is not required as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HUMANA RETIREMENT SAVINGS PLAN

BY:  /s/ Steven E. McCulley

Steven E. McCulley
Member, Humana Retirement Plans Committee

June 27, 2014

Exhibit Index

Exhibit 23                                                      Consent of Independent Registered Public Accounting Firm